FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

ROGERS WIRELESS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

One Mount Pleasant Road, 6th Floor
Toronto, Ontario M4Y 2Y5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

Signatures
Exhibit Index
EX-99.1: MANAGEMENT'S DISCUSSION & ANALYSIS AND AUDITED FINANCIAL STATEMENTS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS COMMUNICATIONS INC.

By:	/s/ John R. Gossling

John R. Gossling
Senior Vice President and
Chief Financial Officer

Date:	November 24, 2004

Exhibit Index

Exhibit Number	Description

99.1	This Form 6-K/A amends Form 6-K filed on March 4, 2004. The original Form 6-K has been reclassified to reflect the retrospective application of Canadian Institute of Chartered Accountants Handbook Section 1100, “Generally Accepted Accounting Principles” and Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables”. The retrospective adoption of these pronouncements resulted in our presentation of a classified balance sheet and the reclassification of the change in non-cash working capital items related to property, plant and equipment (“PP&E”) from operating activities to PP&E expenditures under investing activities. See the section entitled “Recent Accounting Developments - GAAP Hierarchy”. The retrospective adoption of these pronouncements also resulted in the reclassification of certain revenue and expense items, which are detailed in the section entitled “Recent Accounting Developments – Revenue Recognition”.